UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45389

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CARNEGIE INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 WEST 55TH STREET
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS FLAKSTAD	212-262-5800	THOMAS.FLAKSTAD@DCARNEGIE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REGEN, BENZ & MACKENZIE CPAS'S P.C.
(Name – if individual, state last, first, and middle name)

57 WEST 38TH STREET, 3RD FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

09/15/2004	1152
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, THOMAS FLAKSTAD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CARNEGIE INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NAOMI PERSAUD
Notary Public - State of New York
NO. 01PE6330014
Qualified In Queens County
My Commission Expires Jan 23, 2024

Notary Public

Signature:

Title: PRESIDENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CARNEGIE, INC.

(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2021

RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Carnegie, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB), (a Delaware corporation) as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules I, II, III, IV, V, VI and VII (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carnegie, Inc.'s management. Our responsibility is to express an opinion on Carnegie, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carnegie, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The information contained in schedules I, II, III, IV, V, VI and VII has been subjected to audit procedures performed in conjunction with the audit of Carnegie, Inc.'s financial statements. The supplemental information is the responsibility of Carnegie, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V, VI and VII is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's PC

We have served as Carnegie Inc.'s auditor since 1993.

New York, New York

February 22, 2022

NEW YORK CITY ■ 57 WEST 38TH STREET, THIRD FLOOR NEW YORK, NEW YORK 10018 ■ PHONE 212.661.2720 ■ FAX 212.681.6140
LONG ISLAND ■ P.O. BOX 500 ■ 240 BECKWITH AVENUE, SOUTHOLD, NEW YORK 11971 ■ PHONE 631.765.1118 ■ FAX 631.765.1755

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current Assets	
Cash	$ 14,137,758
Cash Segregated in Compliance with Federal and Other Regulations	500,000
Commissions Receivable	1,372,461
Prepaid Income Taxes	1,643
Prepaid Expenses	219,732
Other Receivables	34,558
Total Current Assets	16,266,152
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation of $1,017,225	106,883
Other Assets	
Right of Use Asset	1,497,953
Deferred Income Tax Benefit	958,930
Total Other Assets	2,456,883
TOTAL ASSETS	$ 18,829,918

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 5,170,288
Current Portion of Lease Liability	397,060
Total Current Liabilities	5,567,348
Long-Term Liability	
Long Term Portion of Lease Liability	1,241,395
Total Liabilities	6,808,743
Stockholder's Equity	
Common Stock - $0.01 Par Value:	
100 Shares Authorized Issued and Outstanding	1
Paid-in-Capital	5,999,999
Retained Earnings	6,021,175
Total Stockholder's Equity	12,021,175
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,829,918

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue	
Commission Income	$ 9,688,793
Fee Income	11,530,773
Foreign Exchange Loss	(239,317)
Total Revenue	20,980,249
Expenses	
Settlement Costs	3,253,422
Salaries	8,177,371
Office Rent and Utilities	441,262
Commercial Rent Tax	15,059
Payroll Taxes	197,555
Employee Benefits	643,847
Insurance	102,007
Research	282,308
Depreciation	46,206
Repair and Maintenance	6,565
Office Expenses	6,887
Telephone and Communication	702,529
Machine Rental and Maintenance	14,348
Professional and Legal Fees	1,408,814
Travel and Entertainment	171,642
Regulatory Fees	23,496
Dues and Subscriptions	47,255
Charitable Contributions	661
Miscellaneous	11,891
Payroll Service Charge	8,387
Seminars	616
Total Expenses	15,562,128
Income before Provision for Income Taxes	5,418,121
Provision for Income Taxes	(1,784,932)
Net Income	$ 3,633,189

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2021	$ 1	$ 5,999,999	$ 2,387,986	$ 8,387,986
Net Income	-	-	3,633,189	3,633,189
Balance, December 31, 2021	$ 1	$ 5,999,999	$ 6,021,175	$ 12,021,175

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities	
Net Income	$ 3,633,189
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	46,206
Increase in Commissions Receivable	(225,021)
Decrease in Prepaid Income Taxes	25,516
Increase in Prepaid Expenses	(130,063)
Decrease in Deferred Income Tax Benefit	116,927
Decrease in Right of Use Asset	374,496
Decrease in Other Receivables	7,262
Increase in Accounts Payable and Accrued Expenses	1,693,052
Decrease in Lease Liability	(387,883)
Net Cash Provided by Operating Activities	5,153,681
Net Increase in Cash and Restricted Cash	5,153,681
Cash and Restricted Cash - Beginning of Year	9,484,077
Cash and Restricted Cash - End of Year	$14,637,758
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During The Period For:	
Taxes	$ 1,290,963
Interest	$ -

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated in Delaware on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the failed trades if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Fixed Assets
Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step method to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur as the performance obligation is satisfied at a point in time at the amount reasonable to be received.

Fee Income
Fee income arises from securities offerings in which Carnegie acts as an agent. Fees are recorded at the time the underwriting is completed and performance obligation is satisfied at the amount reasonable to be received.

Tax Uncertainties
Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 8). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign Currency Translation
Amounts recorded in foreign currencies are translated into U.S. dollars as follows:
(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;
(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,
(c) Revenues and expenses, at the rate of exchange at the trade date.

Use of Estimates
Carnegie uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company’s operations is such that variances from estimates of financial statements amounts are not likely to be significant.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Compensated Absences

Compensated absences for sick pay and personal time have not been accrued since the Company's policy is to recognize the cost of compensated absences when actually paid to employees.

Lease accounting

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The company adopted the new standard on January 1, 2019 using the modified retrospective method described within ASC 842.

The adoption did not have a material effect on the Company's beginning retained earnings but did have a material impact on the way leases are recorded, presented and disclosed on the Company's financial statements.

The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing the Company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 3 – CASH AND RESTRICTED CASH

Only $250,000 of cash held at TD Bank is FDIC insured, $14,389,530 was not FDIC insured at December 31, 2021. For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

Restricted cash included in cash segregated in compliance with federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount that arises in the normal course of business. Receivables are generally considered past due after 30 days and do not accrue interest. There was no receivable that was past due.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectability of specific accounts. At December 31, 2021, commissions receivable was considered fully collectible by management. No allowance for doubtful accounts has been provided.

The amount of $1,372,461 includes $1,372,461 due from related companies net of settlement costs are as follows:

Carnegie Investment Bank AB	$1,019,109
Carnegie London	31,510
Carnegie Helsinki	268,069
Carnegie Oslo	53,773
	$1,372,461

NOTE 5 - FIXED ASSETS

Furniture, equipment and leasehold improvements at cost, less accumulated depreciation. When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting profit or loss is reflected in income in the period incurred.

The following is a summary of the furniture and equipment, and the related accumulated depreciation as of December 31, 2021:

Cost	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 969,039	$ ---	$ ---	$ 969,039
Leasehold Improvements	155,069	---	---	155,069
	$1,124,108	$ ---	$ ---	$ 1,124,108

Accumulated Depreciation	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 881,062	$ 31,668	$ ---	$ 912,730
Leasehold Improvements	89,957	14,538	---	104,495
	$ 971,019	$ 46,206	$ ---	$ 1,017,225

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit-sharing pension plan in 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self-directed by the participant.

For the year ended December 31, 2021, contributions to the plan charged to operations were $238,562 and are included in employee benefits. Additionally, Carnegie pays for the cost of all of its employee's health insurance premiums.

NOTE 7 - COMMITMENTS

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for its office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company adopted the standard on January 1, 2019.

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2025. Rent expense for the year totaled $388,551.

Amounts reported in the balance sheet as of December 31, 2021 were as follows:

Right of Use Asset	$1,497,953
Lease Liability	$1,638,455

NOTE 7 - COMMITMENTS (CONTINUED)

The following is a schedule detailing future minimum office space operating lease payments:

2022	$ 397,060
2023	405,993
2024	415,128
2025	420,274
Total	$1,638,455

NOTE 8 - INCOME TAXES

The major components of income tax expense for the year ended December 31, 2021 are as follows:

Current Income Tax	$ 1,705,451
Deferred Income Tax	153,134
Adjustments in Respect of Income Tax of Prior Years	(73,653)
Income Tax Expense Reported on Financial Statements	$ 1,784,932

Deferred income tax at December 31, 2021 relates to the following:

Accelerated Depreciation for Tax Purposes	$ 14,421
Deferred Compensation	721,555
Deferred Rent	47,838
State and Local Net Operating Losses	175,116
Deferred Income Tax Reported on Financial Statements	$ 958,930

The following temporary differences gave rise to the deferred tax; reduction of rent expense attributable to rent abatement is not taxable since it was not received; the excess of book depreciation over tax depreciation; and deferred compensation which is not deductible for tax purposes until paid.

Prepaid income taxes represent an overpayment of State and Local income tax that will be applied to the 2022 tax liability. The overpayment is attributable to amounts credited from prior years and applied to the year 2021 estimated taxes.

NOTE 8 - INCOME TAXES (CONT1NUED)

Carnegie incurred Net Operating Losses in years 2009, 2010, 2012, 2015, 2016, 2017, 2018. Federal Net Operating Losses were fully utilized. New York State and New York City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are New York State and New York City Net Operating Losses and the year they expire:

	Amount	Year of Loss	Expiration
New York State	$ 1,132,013	2012	2032
New York City	$ 1,117,441	2012	2032

The Federal, New York State and New York City income tax returns of the Company for 2018 through 2021 are subject to examination by the taxing authorities for three years after they were filed.

NOTE 9 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income	Trading Gain(Loss)	Currency Gain(Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	$ 13,555,679	$ (110,183)	$112,376	$ 2,165,222
Carnegie Bank A/S	1,679,163	-	120,954	327,187
Carnegie ASA	4,797,215	-	5,987	761,013
	$ 20,032,057	$ (110,183)	$239,317	$ 3,253,422

Accounts Payable at December 31, 2021 includes $131,278 payable to Carnegie Investment Bank AB and $52,590 to Carnegie ASA.

Carnegie, Inc. reimbursed its parent for certain expenses totaling $1,868,787. These expenses relate to items which were paid by the parent and were allocated to the group. The expenses were as follows:

Consulting Services	$1,216,379
Professional Fees	97,330
Exchange Expense	299,148
Fix Order Routing	104,950
IT Expenses	28,999
Software Licensing	117,148
Telephone	4,833
Total	$ 1,868,787

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy of observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

Carnegie has a number of financial instruments, including cash, of which, none of the financial instruments are held for trading purposes.

NOTE 11 - SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 22, 2022, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined (The net capital rule of the applicable exchange also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits). At December 31, 2021, Carnegie had net capital of $9,326,938 which was $ 9,076,938 in excess of its required net capital.

NOTE 13 - CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Concentration of Credit Risk

The credit risk for commissions receivable is concentrated because 74% of the balances is from one related party at December 31, 2021 (see Note 4). However, commissions receivable is collected within a short period of time, accordingly, commissions receivable is reported at the amount of the receivable outstanding.

Revenue Concentration

Revenue for the year ended December 31, 2021 includes revenue from three related parties, (see Note 9) which accounted for approximately 95% of the total revenues.

NOTE 14 - COVID-19

Risk and Uncertainties

On January 30, 2020, the World Health Organization (WHO) announced an international public health emergency related to the COVID-19 outbreak. In March 2020, The WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The impact of the COVID-19 outbreak has resulted in economic uncertainties. Political developments, natural disasters, public health crises and the other events outside of the Company control adversely, directly and indirectly, impact the Company and its affiliates in material respects. While the Company is not aware of any events that would result in an immediate impact to the day-to-day operations, the Company continues to monitor developments on the global spread of COVID-19 as additional information is obtained. The extent to which the Company’s financial results will be affected cannot be reasonably estimated at this time.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2021

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	12,021,175
Deductions and/or Charges		
Non-allowable Assets:		
Petty Cash		30
Commissions Receivable		1,372,461
Other Receivables		34,558
Prepaid Income Taxes		1,643
Prepaid Expenses		219,732
Furniture, Equipment and Leasehold Improvements		106,883
Other Assets		958,930
Total Deductions and/or Charges		2,694,237
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		9,326,938
Haircuts on Investment Securities		-
Net Capital	$	9,326,938
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$	5,170,288
Total Aggregate Indebtedness	$	5,170,288
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
2 percent of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of the net capital computation		
Capital Requirement of Broker, Dealer Electing Alternative Method	$	250,000
Total Net Capital Requirement	$	250,000
Excess Net Capital	$	9,076,938
Net Capital in excess of the greater of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$	9,026,938

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 9,326,938
Net Capital per above	$ 9,326,938

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE
OF BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Credit Balance:

• Free credit balances and other credit balances in customers' security accounts.	$ 0
• Monies borrowed collateralized by securities carried for the account of customers.	0
• Monies payable against customers' securities loaned.	0
• Customers' securities failed to receive.	0
• Credit balances in firm accounts which are attributable to principal sales to customers.	0
• Market value of stock dividends, stock splits and similar distributions receivable oustanding over 30 calendar days.	0
• Market value of short security count differences over 30 calendar days old.	0
• Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	0
• Market value of securities which are in transfer in excess of 40 calendar days and have not been confimed to be in transfer agent or the issuer during the 40 days.	0

Debit Balance:

• Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	0
• Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	0
• Failed to deliver of customers' securities not older than 30 calendar days.	0
• Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts.	0
• Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security future products and (2) future contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule.	0
	0
Total Credits	0
Total Debits	0
• Excess of total credits over total debits.	$ 0

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF PAB ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

There are no material differences between the preceding computation and Carnegie's corresponding unaudited part II of Form X- l7A-5 as of December 31, 2021.

SCHEDULE IV
CARNEGIE, INC.
(a wholly subsidiary of Carnegie Investment Bank AB)
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE V
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES
AS OF DECEMBER 31, 2021

As Carnegie, Inc. is not registered as a futures commission's merchant, this schedule is not applicable.

SCHEDULE VI
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2021

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

SCHEDULE VII
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS
AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER
4D(f) OF THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2021

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

ON CARNEGIE, INC.'S EXEMPTION REPORT

FOR THE PERIOD OF

JANUARY 1, 2021 TO DECEMBER 31, 2021

RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Carnegie Inc.

We have reviewed management's statements, included in the accompanying Carnegie Inc. Exemption Report, in which (1) Carnegie Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carnegie Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) Carnegie Inc. stated that Carnegie Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carnegie Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carnegie Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Regen Benz & MacKenzie CPA's PC

Regen, Benz & MacKenzie, CPA's PC

New York, New York
February 22, 2022

NEW YORK CITY ■ 57 WEST 38TH STREET, THIRD FLOOR NEW YORK, NEW YORK 10018 ■ PHONE 212.661.2720 ■ FAX 212.681.6140
LONG ISLAND ■ P.O. BOX 500 ■ 240 BECKWITH AVENUE, SOUTHOLD, NEW YORK 11971 ■ PHONE 631.765.1118 ■ FAX 631.765.1755

Carnegie Inc.'s Exemption Report

Carnegie Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Carnegie Inc.

I, Thomas Flakstad, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date 2/22/2022

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED - UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2021

RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Carnegie Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Carnegie Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31,

NEW YORK CITY ■ 57 WEST 38TH STREET, THIRD FLOOR NEW YORK, NEW YORK 10018 ■ PHONE 212.661.2720 ■ FAX 212.681.6140
LONG ISLAND ■ P.O. BOX 500 ■ 240 BECKWITH AVENUE, SOUTHOLD, NEW YORK 11971 ■ PHONE 631.765.1118 ■ FAX 631.765.1755

2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's PC

Regen Benz & MacKenzie CPA's PC

New York, NY
February 22, 2022

CARNEGIE, INC.

SEC FILE NUMBER 8-45389

(a wholly owned subsidiary of Carnegie Investment Bank AB)

SCHEDULE OF ASSESSMENT PAYMENTS SIPC

FOR THE ASSESSMENT PERIOD JANUARY 1, 2021 TO DECEMBER 31, 2021

SIPC-7 General Assessment:	$	31,636
Amount Paid to SIPC:		
July 30, 2021	$	17,027
February 9, 2022		14,609
Total Payments	$	31,636